As filed with the Securities and Exchange Commission on October 25, 2013. Registration No. 333-111743

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________________

Post-Effective Amendment No. 1

to

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For American Depositary Shares

Grupo Modelo, S.A.B. de C.V.
(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

Republic of India

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON

(Exact name of depositary as specified in its charter)

One Wall Street New York, N.Y. 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________________

The Bank of New York Mellon

ADR Division

One Wall Street, 11th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Brian D. Obergfell, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York, 10271

(212) 238-3032

It is proposed that this filing become effective under Rule 466

[x] immediately upon filing

[ ] on ( Date ) at ( Time ).

If a separate registration statement has been filed to register the deposited shares, check the following box. [ ]

EXPLANATORY NOTE

The offering made under this Registration Statement has been terminated. Accordingly, the Registrant hereby deregisters all remaining American Depositary Shares previously registered by this Registration Statement that have not been issued.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1. Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
Name and address of depositary	Introductory Article
Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 15 and 16
(iii) The collection and distribution of dividends	Articles number 12, 14 and 15
(iv) The transmission of notices, reports and proxy soliciting material	Articles number 11, 15 and 16
(v) The sale or exercise of rights	Article number 13
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12 and 17
(vii) Amendment, extension or termination of the deposit agreement	Articles number 20 and 21
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 11
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 5, 6, 8 and 24
(x) Limitation upon the liability of the depositary	Articles number 13 and 18

3. Fees and Charges	Article number 7

Item - 2. Available Information

Public reports furnished by issuer	Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3. Exhibits

a.	Form of Deposit Agreement dated as of February 9, 2004 among Grupo Modelo S.A. de C.V., the Bank of New York, as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder. – Previously filed.
b.	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. – See a. above.
c.	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Previously filed.

d.	Certification under Rule 466. – Filed herewith as Exhibit 5.

Item - 4. Undertakings

(a)     The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)     If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of depositary shares thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on October 25, 2013.

Legal entity created by the Deposit Agreement for the issuance of American Depositary Shares representing Series C common shares of Grupo Modelo, S.A.B. de C.V.

By: The Bank of New York Mellon,

As Depositary

By: /s/ Joanne Di Giovanni Hawke

Name: Joanne Di Giovanni Hawke

Title: Managing Director

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Grupo Modelo, S.A.B. de C.V. has caused this registration statement or amendment to be signed on its behalf by the undersigned thereunto duly authorized, in Mexico City, on October 21, 2013.

Grupo Modelo, S.A.B. de C.V.

By: /s/ Margarita Hugues Vélez and Eduardo Gabriel Aponte Rico

Name: Margarita Hugues Vélez and Eduardo Gabriel Aponte Rico

Title: Attorney in fact.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on October 21, 2013.

/s/ Ricardo Tadeu Almeida Cabral de Soares	Chief Executive Officer
Ricardo Tadeu Almeida Cabral de Soares

(principal financial officer)
Sandro Leite Ferreira

/s/ Eduardo Gabriel Aponte Rico	(principal accounting officer)
Eduardo Gabriel Aponte Rico

/s/ Claus Werner von Wobeser Hoepfner	Director
Claus Werner von Wobeser Hoepfner

/s/ Carlos Alves Brito	Director
Carlos Alves Brito

/s/ Felipe Dutra	Director
Felipe Dutra

/s/ Sabine Chalmers	Director
Sabine Chalmers

/s/ Ricardo Tadeu Almeida Cabral de Soares	Director
Ricardo Tadeu Almeida Cabral de Soares

/s/ Carlos Fernández González	Director
Carlos Fernández González

/s/ Luis Fernando Gerardo de la Calle Pardo	Director
Luis Fernando Gerardo de la Calle Pardo

Director
Jamie Serra Puche

/s/ José Antonio González Fernández	Director
José Antonio González Fernández

/s/ Valentín Díez Morodo	Director
Valentín Díez Morodo

Director
María Asunción Aramburuzabala Larregui

/s/ Craig Katerberg	Authorized Representative in the United States
Craig Katerberg

INDEX TO EXHIBITS

Exhibit Number	Exhibit

5	Rule 466 Certification